EXHIBIT 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated February 24, 2009, with respect to the consolidated balance sheets of Federal-Mogul Corporation and subsidiaries as of December 31, 2008 and 2007 (Successor), and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2008 (Successor) and 2007 and 2006 (Predecessor), included in this Registration Statement (Form S-3) of Icahn Enterprises L.P. for the registration of depositary units, preferred units, debt securities, warrants, and guarantees of debt securities.

/s/ Ernst & Young LLP

Detroit, Michigan
April 22, 2009